Exhibit 12

WYNDHAM WORLDWIDE CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Six Months
	Ended June 30,
	2009	2008

Earnings available to cover fixed charges:
Income before income taxes	$200	$229
Plus: Fixed charges	125	112
Amortization of capitalized interest	7	11
Less: Capitalized interest	5	10

Earnings available to cover fixed charges	$327	$342

Fixed charges (*):
Interest, including amortization of deferred financing costs	$112	$97
Interest portion of rental expense	13	15

Total fixed charges	$125	$112

Ratio of earnings to fixed charges	2.62x	3.05x

(*)	Consists of interest expense on all indebtedness (including amortization of deferred financing costs) and the portion of operating lease rental expense that is representative of the interest factor.
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